Exhibit 100.1

Asurion Enhances Customer Service with NICE Real-Time Solutions

NICE solutions have led to 25% increase in upsell offers

Paramus, NJ, March 30, 2016 – NICE Systems (NASDAQ: NICE) today announced that Asurion, the connected life services company, has successfully deployed NICE Real-Time solutions across multiple lines of business.

Among the impressive results Asurion achieved since implementing NICE’s solutions are:

•	25% increase in upsell offer rates

•	80% more sales by agents using the real-time guidance pop-ups than those who don’t

•	Improved Associate performance, proficiency and satisfaction through real time guidance and automation utilization

•	Reduction of one-half full-time equivalent (FTE) in agent benefit management

•	Stronger customer relationships due to improved reporting on consumer concerns

Asurion uses NICE Real-Time suite of solutions for:

NICE Real-Time Process Optimization — presents agents with a guidance pop-up during technical calls, showing the customer's current coverage and an offer to increase to a higher level of service; and reduces average handle time (AHT) by consolidating complex document filing and issuing into a one-click process

NICE Real-Time Activity Monitoring — identifies when a desktop process starts and ends, and monitors activities in between to uncover process bottlenecks and agents’ counterproductive habits

Asurion has been working with NICE for over three years. The company is also using NICE IEX Workforce Management and Performance Management platforms.

Aaron Feinberg, Senior Director of Customer Solutions, Asurion:

“Reducing the amount of time we spend on calls ultimately means better customer service. NICE has been a strong partner with us for a number of years, and the open lines of communication between NICE and our dedicated internal group mean that we have the focus, expertise, and ability to be agile.”

Miki Migdal, President, NICE Enterprise Product Group:

“By improving the efficiency of their contact centers and promoting revenue-generating opportunities, NICE’s Real-Time Impact solutions have reduced expenses, helping to increase Asurion’s bottom line. We are pleased that they are benefitting from our ground-breaking solutions and that our solutions are enabling them to deliver excellent customer service.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez, +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including those by Mr. Migdal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.